Cecilia D. Blye

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

United States of America

September 13, 2005

Dear Ms. Blye,

As requested in the Staff’s correspondence dated August 26, 2005, Air France-KLM hereby acknowledges the following:

•	Air France-KLM is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Air France-KLM may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s/ Philippe Calavia

Philippe Calavia

cc:	Jack Guggenheim, Office of Global Security Risk

Dominique Barbarin, Air France-KLM

Jean-Marc Bardy, Air France-KLM

Louis Bedoucha, Air France-KLM

Thomas N. O’Neill III, Linklaters